Exhibit 99.1

GasLog Ltd. and GasLog Partners LP Announce Agreement to Eliminate Incentive Distribution Rights

Monaco, June 24, 2019 – GasLog Ltd. (“GasLog”, the “General Partner” or the “GP”) (NYSE:GLOG) and GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP) announced today an agreement to eliminate the GP’s incentive distribution rights (“IDRs”) in exchange for newly issued limited partner units. In exchange for the IDRs, GasLog will receive 2,532,911 common units and 2,490,000 Class B units. The transaction is expected to close on June 30, 2019.

The Class B units will be a new class of LP interest and will not be entitled to receive any cash distributions until they convert into common units. The Class B units also generally will not have voting rights until they convert into common units. The Class B units will become eligible for conversion on a one-for-one basis into common units at the GP’s option in six tranches of 415,000 units per annum on July 1 of 2020, 2021, 2022, 2023, 2024 and 2025.

The Board of Directors of GasLog, the Board of Directors of GasLog Partners (the “Board”) and the Conflicts Committee of the Board have each approved the transaction described above. Evercore advised the Conflicts Committee of the Board.

The highlights of the transaction are:

•                  Immediately accretive to the Partnership’s distributable cash flow per LP unit;

•                  Cash flow neutral transaction based on current IDR distributions;

•                  Enhances GasLog Partners’ ability to pursue growth opportunities by reducing its expected cost of capital;

•                  Increases GasLog’s ownership in the Partnership, strengthening GP/LP alignment;

•                  Reduces complexity in GasLog’s structure and simplifies the presentation of financial results; and

•                  Reiteration of GasLog Partners’ distribution growth guidance of 2% to 4% for 2019

Andrew Orekar, Chief Executive Officer of GasLog Partners, stated, “As the first marine MLP to eliminate IDRs, GasLog Partners is poised to benefit from a differentiated corporate and financial structure. The transaction is expected to be immediately accretive to distributable cash flow per LP unit and to reduce our expected cost of capital, facilitating continued execution of our growth objectives. With no future IDR obligations, we reiterate our distribution growth guidance of 2% to 4% for 2019.”

Paul Wogan, Chief Executive Officer of GasLog, stated, “Since its IPO in 2014, GasLog Partners has raised over $2.4 billion of capital and has been both a critical component of our growth and a key enabler in achieving our strategic goals. By removing the IDRs we aim not only to simplify GasLog’s structure but also to reduce the Partnership’s expected cost of capital. GasLog Partners remains our preferred equity funding source and we believe that this transaction will contribute to its continued growth and success.”

Contacts:

Phil Corbett

Head of Investor Relations

Phone: +44-203-388-3116

Joseph Nelson

Deputy Head of Investor Relations

Phone: +1 212-223-0643

Email: ir@gaslogmlp.com

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated fleet consists of 34 LNG carriers and an additional LNG carrier which was sold to a subsidiary of Mitsui Co. Ltd. and leased back under a long-term bareboat charter. 20 of these vessels (12 ships on the water and eight on order) are owned by GasLog with the remaining 15 LNG carriers being owned by the

Company’s subsidiary, GasLog Partners. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco.

About GasLog Partners

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under multi-year charters. GasLog Partners’ fleet consists of 15 LNG carriers with an average carrying capacity of approximately 158,000 cbm. GasLog Partners’ principal executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit GasLog Partners’ website at http://www.gaslogmlp.com.

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that GasLog and GasLog Partners expect, project, believe or anticipate will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•                  general liquefied natural gas (“LNG”) shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operations of LNG carriers;

•                  fluctuations in spot and multi-year charter hire rates and vessel values;

•                  our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact the rate at which we can charter such vessels;

•                  increased exposure to the spot market and fluctuations in spot charter rates;

•                  changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;

•                  number of off-hire days and dry-docking requirements including our ability to complete scheduled dry-dockings on time and within budget;

•                  planned capital expenditures and availability of capital resources to fund capital expenditures;

•                  our ability to maintain long term relationships and enter into time charters with new and existing customers;

•                  fluctuations in prices for crude oil, petroleum products and natural gas, including LNG;

•                  changes in the ownership of our charterers;

•                  our customers’ performance of their obligations under our time charters and other contracts;

•                  our future operating performance and expenses, financial condition, liquidity and cash available for dividends and distributions;

•                  our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•                  future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending;

•                  the time it may take to construct and deliver newbuildings and the useful lives of our ships;

•                  fluctuations in currencies and interest rates;

•                  the expected cost of and our ability to comply with environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

•                  risks inherent in ship operation, including the discharge of pollutants;

•                  our ability to retain key employees and the availability of skilled labour, ship crews and management;

•                  potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•                  potential liability from future litigation;

•                  any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach; and

•                  other risks and uncertainties described in GasLog’s Annual Report on Form 20-F filed with the SEC on March 5, 2019 and GasLog Partners’ Annual Report on Form 20-F filed with the SEC on February 26, 2019, available at http://www.sec.gov.

GasLog and GasLog Partners undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.